Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated financial statements

For the Six-Month Periods Ended February 28, 2023 and February 28, 2022

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statement of financial position
(Unaudited)

	As at February 28, 2023	As at August 31, 2022
	$	$
Assets
Current
Cash	4,115,652	5,824,716
Trade and other receivables [note 3]	710,390	472,548
Inventories [note 4]	2,518,571	2,093,776
Prepaid expenses	652,265	2,472,301
Grants and investment tax credits receivable	297,816	681,663
Share subscription receivable [note 14]	39,200	39,200
Advances to related parties [note 14]	19,773	16,736
Total current assets	8,353,667	11,600,940
Debentures [note 5]	-	2,435,000
Right-of-use assets [note 6]	2,184,051	2,261,100
Property and equipment [note 7]	2,315,005	2,218,982
Intangible assets [note 8]	1,045,581	1,112,670
Goodwill [note 8]	9,708,836	9,352,640
Other financial assets	115,087	118,877
Total assets	23,722,227	29,100,209

Liabilities and shareholders’ equity
Current
Credit facility [note 9]	975,000	-
Trade and other payables [notes 10 & 14]	1,816,486	1,030,331
Income tax payable	32,170	3,188
Contract liabilities [note 11]	726,200	1,029,318
Current portion of lease liabilities [note 12]	575,189	561,168
Current portion of long-term debt [note 13]	333,965	72,090
Other financial liabilities	149,311	177,834
Total current liabilities	4,608,321	2,873,929
Lease liabilities [note 12]	1,796,082	1,854,381
Long-term debt [note 13]	116,981	155,259
Derivative liabilities [note 15]	3,776,237	-
Deferred income taxes	150,867	188,044
Total liabilities	10,448,488	5,071,613

Shareholders’ equity
Capital stock [note 15]	45,406,690	43,441,591
Contributed surplus [note 16]	10,971,815	10,560,886
Accumulated other comprehensive income	1,054,506	697,671
Deficit	(44,159,272)	(30,671,552)
Total shareholders’ equity	13,274,069	24,028,596
	23,722,227	29,100,209

See accompanying notes

Vision Marine Technologies Inc.

(Unaudited)
Six months ended February 28,

					Accumulated
					other
			Contributed		comprehensive
	Capital stock		surplus	Deficit	income	Total
	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	7,861,405	(17,559,766)	388,566	33,525,187
Total comprehensive loss	-	-	-	(7,125,887)	43,826	(7,082,061)
Share issuance, net of transactions costs of nil [note 15]	36,914	221,060	-	-	-	221,060
Share-based compensation [note 16]	-	-	2,178,666	-	-	2,178,666
Shareholders’ equity as at February 28, 2022 [Restated [note 2]]	8,361,775	43,056,042	10,040,071	(24,685,653)	432,392	28,842,852
Shareholders’ equity as at August 31, 2022	8,417,923	43,441,591	10,560,886	(30,671,552)	697,671	24,028,596
Total comprehensive loss	-	-	-	(13,487,720)	356,835	(13,130,885)
Options exercised	5,057	30,949	(12,238)	-	-	18,711
Share issuance, net of transactions costs of $234,920 [note 15]	1,061,922	1,934,150	-	-	-	1,934,480
Share-based compensation [note 16]	-	-	423,167	-	-	423,167
Shareholders’ equity as at February 28, 2023	9,484,902	45,406,690	10,971,815	(44,159,272)	1,054,506	13,274,069

Vision Marine Technologies Inc.

Consolidated statement of comprehensive loss

(Unaudited)
	Three months ended February 28, 2023	Three months ended February 28, 2022	Six months ended February 28, 2023	Six months ended February 28, 2022
	$	$	$	$
		Restated		Restated
		[note 2]		[note 2]
Revenues [note 17]	831,195	753,520	2,230,955	1,960,371
Cost of sales [note 4]	781,871	504,862	1,857,355	1,189,172
Cost of sales E-Motion [note 17]	-	-	220,000	-
Gross profit	49,324	248,658	153,600	771,199

Expenses
Research and development [note 18]	633,557	98,645	4,320,754	17,509
Office salaries and benefits	985,453	916,300	1,825,185	1,603,821
Selling and marketing expenses	498,503	581,558	1,140,581	1,140,275
Professional fees	719,634	1,034,168	1,580,219	1,881,448
Office and general	686,836	504,092	1,397,251	934,190
Share-based compensation [note 16]	110,288	584,369	423,167	2,178,666
Depreciation	124,099	63,586	215,843	125,459
Net financial expense [note 19]	414,396	271,355	182,867	113,811
Impairment loss on Debentures [note 5]	2,637,000	-	2,637,000	-
Other income	(42,027)	(38,529)	(74,410)	(64,989)
	6,767,739	4,015,544	13,648,457	7,930,190

Loss before tax	(6,718,415)	(3,766,886)	(13,494,857)	(7,158,991)
Income taxes
Current tax expense (recovery)	20,000	(68,601)	30,000	(33,821)
Deferred tax expense (recovery)	(37,137)	25	(37,137)	717
	(17,137)	(68,576)	(7,137)	(33,104)
Net loss for the period	(6,701,278)	(3,698,310)	(13,487,720)	(7,125,887)

Items of comprehensive income that will be
subsequently reclassified to earnings:
Foreign currency translation differences for foreign
operations, net of tax	773	(72,126)	356,835	43,826
Other comprehensive income (loss), net of tax	773	(72,126)	356,835	43,826
Total comprehensive loss for the period, net of tax	(6,700,505)	(3,770,436)	(13,130,885)	(7,082,061)

Weighted average shares outstanding	8,726,591	8,341,953	8,577,507	8,333,345
Basic and diluted loss per share	(0.77)	(0.44)	(1.57)	(0.86)
See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of cash flows
(Unaudited)
Six months ended February 28,

	2023	2022
	$	$
Operating activities		Restated [note 2]
Net loss	(13,487,720)	(7,125,887)
Depreciation	519,186	481,769
Accretion on long-term debt and lease liability	74,524	75,663
Share-based compensation – options	423,167	2,178,666
Shares issued for services	216,300	221,060
Loss on debentures	2,435,000	321,500
Gain on derivative liabilities and transaction costs [note 15]	376,455	-
Income tax recovery	(7,137)	(33,104)
Income tax recovered	-	(260,223)
Gain on disposal of property and equipment	(59,611)	-
Gain on lease termination	(45,141)	(2,050)
Effect of exchange rate fluctuation	84,769	(8,812)
	(9,470,208)	(4,151,418)
Net change in non-cash working capital items
Trade and other receivables	20,158	106,827
Inventories	(424,795)	(1,033,788)
Grants and investment tax credits receivable	383,847	(632,777)
Other financial assets	3,790	(82,160)
Prepaid expenses	1,820,036	(2,231,109)
Trade and other payables	786,155	(6,608)
Contract liabilities	(303,118)	112,734
Other financial liabilities	(28,520)	(34,587)
Cash used in operating activities	(7,212,655)	(7,952,886)

Investing activities
Additions to property and equipment	(612,742)	(543,727)
Proceeds from the disposal of property and equipment	401,782	46,482
Additions to intangible assets	-	(20,851)
Cash used in investing activities	(210,960)	(518,096)

Financing activities
Increase in long-term debt	-	282,424
Repayment of long-term debt	(44,230)	(34,709)
Advances to related parties	-	176,771
Shares issued for options exercised	18,711	-
Increase in credit facility	975,000	-
Issuance of shares and warrants, net of transaction costs [note 15]	5,117,632	-
Repayment of lease liabilities	(352,562)	(344,097)
Cash provided by financing activities	5,714,551	80,389

Net decrease in cash during the period	(1,709,064)	(8,390,593)
Cash, beginning of period	5,824,716	18,147,821
Cash, end of period	4,115,652	9,757,228

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuates based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation

Compliance with IFRS

These condensed interim consolidated financial statements are for the three and six months ended February 28, 2023 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2022.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2022.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on April 13, 2023.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company

7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. is the Canadian dollar and EB Rental Ltd. and EB Rental Ventura Corp. is the US dollar.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

	Exchange rate as at		Average exchange rate for
	February 28, 2023	August 31, 2022	Six months ended February 28, 2023
US dollar	1.3574	1.3076	1.3484

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2022 annual financial statements.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

Correction of error

During the three months ended May 31, 2022, the Company noted that the fair value of the Debentures as at February 28, 2022 was understated, resulting in an overstatement of the loss on Debentures for the three and six months ended February 28, 2022 in its interim financial statements for the three and six months ended February 28, 2022, with no impact on the consolidated financial statements as at August 31, 2022 and 2021 and the years then ended. The error has been corrected by restating each of the affected financial statement line items for the prior period, as follows:

	Three months ended February 28, 2022	Six months ended February 28, 2022
	$	$
Impact on consolidated statements of comprehensive loss (decrease/(increase))
Net financing expense	538,500	538,500
Net loss for the period	538,500	538,500
Impact on basic and diluted loss per share (decrease/(increase))
Basic and diluted loss per share	0.06	0.06

3. Trade and other receivables

	As at February 28, 2023	As at August 31, 2022
	$	$
Trade receivables	331,547	108,716
Sales taxes receivable	78,456	194,523
Interest and other receivables	300,387	169,309
	710,390	472,548

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at February 28, 2023, trade receivables of $100,688 [August 31, 2022 – $31,091] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

	As at February 28, 2023	As at August 31, 2022
	$	$
0 – 30	230,860	77,625
31 – 60	8,768	-
61 – 90	59,696	14,212
91 and over	32,223	16,879
	331,547	108,716

There were no movements in the allowance for expected credit losses for the three and six months ended February 28, 2023 and the year ended August 31, 2022.

4. Inventories

	As at February 28, 2023	As at August 31, 2022
	$	$
Raw materials	1,881,434	1,709,368
Work-in-process	50,261	75,170
Finished goods	586,876	309,238
	2,518,571	2,093,776

For the three and six months ended February 28, 2023, inventories recognized as an expense amounted to $781,871 and $1,857,355 respectively [February 28, 2022 – $504,862 and $1,189,172 respectively].

For the three and six months ended February 28, 2023, cost of sales includes depreciation of $139,199 and $314,125 respectively [February 28, 2022 – $183,185 and $356,310 respectively].

5. Debentures

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange [the "Debentures"], for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term [the “Term”]. The Debentures are convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy.

On January 20, 2023, Limestone announced that Limestone’s U.S. subsidiaries filed a Chapter 7 of the Bankruptcy Code in the U.S. As a result, the Company recorded an impairment on the entire value of the Debentures at the amount of $2,637,000 in the three months ended February 28, 2023 [February 28, 2022 – nil].

For the three and six months ended February 28, 2023, the Company recorded a loss of nil and $109,667 respectively [February 28, 2022 – $251,500 and $321,500 respectively] in net finance expense for change in the fair value of the Debentures [note 19].

6. Right-of-use assets

	Premises	Computer equipment	Rolling stock	Boat rental fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168
Additions	93,565	-	141,043	-	234,608
Disposals	-	-	(255,953)	(115,409)	(371,362)
Currency translation	40,356	-	394	-	40,750
Balance at August 31, 2022	2,880,039	3,646	88,020	211,459	3,183,164

Additions	307,525	-	-	-	307,525
Disposals	-	-	(23,138)	(127,868)	(151,006)
Transferred to PPE	-	-	-	(41,161)	(41,161)
Currency translation	42,443	-	2,099	-	44,543
Balance at February 28, 2023	3,230,007	3,646	66,981	42,430	3,343,065

Accumulated depreciation
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969
Depreciation	488,050	2,302	71,488	89,617	651,457
Disposal	-	-	(66,122)	(37,240)	(103,362)
Balance at August 31, 2022	822,407	2,878	20,315	76,464	922,064
Depreciation	284,525	576	16,307	18,982	320,390
Disposal	-	-	(6,749)	(76,691)	(83,440)
Balance at February 28, 2023	1,106,932	3,454	29,873	18,755	1,159,014

Net carrying amount
As at August 31, 2022	2,057,632	768	67,705	134,995	2,261,100
As at February 28, 2023	2,123,075	192	37,108	23,675	2,184,051

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

 7. Property and equipment

	Machinery and equipment	Rolling stock	Computer equipment	Moulds	Leasehold improvements	Boat rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	513,317	1,685,315
Additions	30,146	197,739	11,284	220,919	133,123	582,720	1,175,931
Disposals	-	(111,215)	(4,899)	-	-	(154,714)	(270,828)
Currency translation	-	(35)	-	-	-	30,154	30,119
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537
Additions	41,209	69,227	1,540	30,501	71,652	398,613	612,742
Disposals	-	(67,043)	-	-	-	(304,629)	(371,672)
Currency translation	-	(2,347)	-	-	-	(52,318)	(54,665)
Balance at February 28, 2023	374,293	118,501	22,572	942,425	336,008	1,013,143	2,806,942

Accumulated depreciation
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806
Depreciation	30,200	23,938	5,079	22,608	32,926	43,196	157,947
Disposal	-	(18,301)	(674)	-	-	(8,223)	(27,198)
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555
Depreciation	15,242	18,474	2,179	18,850	36,337	28,801	119,883
Disposal	-	(7,542)	-	-	-	(21,959)	(29,501)
Balance at February 28, 2023	213,046	40,931	14,982	91,878	80,842	50,258	491,937

Net carrying amount
As at August 31, 2022	135,280	88,665	8,229	838,896	219,851	928,061	2,218,982
As at February 28, 2023	161,247	77,570	7,590	850,547	255,166	962,885	2,315,005

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

8. Intangible assets and goodwill

	Intellectual property	Software	Trade name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Additions	-	28,202	4,000	-	-	32,202
Currency translation	-	-	438	330	87	855
Balance at August 31, 2022	1,035,070	101,775	98,294	79,550	18,858	1,333,547
Additions	-	-	-	-	-	-
Currency translation	-	-	6,057	4,556	1,211	11,824
Balance at February 28, 2023	1,035,070	101,775	104,351	84,106	20,069	1,345,371

Accumulated depreciation
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Depreciation	103,508	17,593	9,806	13,310	1,892	146,109
Balance at August 31, 2022	159,089	24,700	14,439	19,830	2,819	220,877
Depreciation	51,754	6,460	10,227	8,467	2,005	78,913
Balance at February 28, 2023	210,843	31,160	24,666	28,297	4,824	299,790

Net carrying amount
As at August 31, 2022	875,981	77,075	83,855	59,720	16,039	1,112,670
As at February 28, 2023	824,227	70,615	79,685	55,809	15,245	1,045,581

The balance of goodwill is at $9,708,836 at February 28, 2023 [August 31, 2022 – $9,352,640], with the change since acquisition date due to foreign exchange translation.

9. Credit facility

The Company has an authorized line of credit of $1,250,000 bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $1,750,000 on all present and future accounts receivable and inventory. As at February 28, 2023, the Company has drawn an amount of $975,000 [August 31, 2022 – Nil] on the line of credit, following its temporary line of credit increase signed during the three months ended February 28, 2023, which was partially repaid to $230,000 on April 6, 2023.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

10. Trade and other payables

	As at February 28, 2023	As at August 31, 2022
	$	$
Trade payable	1,477,996	737,946
Sales taxes payable	8,622	21,547
Government remittances	-	9,450
Salaries and vacation payable	329,868	261,388
	1,816,486	1,030,331

11. Contract liabilities

	$	$
Opening balance as at August 31, 2022 and 2021	1,029,318	898,713
Payments received in advance	376,863	2,502,080
Boat sales deposits	152,008	87,609
Payments reimbursed	(6,108)	(2,615)
Transferred to revenues	(860,606)	(2,475,307)
Currency translation	34,725	18,838
Closing balance as at February 28, 2023 and August 31, 2022	726,200	1,029,318

12. Lease liabilities

	$	$
Opening balance as at August 31, 2022 and 2021	2,415,549	2,966,816
Additions	307,525	234,608
Repayment	(352,562)	(695,749)
Interest on lease liability	65,395	141,994
Lease termination	(112,707)	(273,652)
Currency translation	48,071	41,532
Closing balance as at February 28, 2023 and August 31, 2022	2,371,271	2,415,549

Current	575,189	561,168
Non-current	1,796,082	1,854,381
	2,371,271	2,415,549

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

Future undiscounted lease payments as at February 28, 2023 are as follows:

$

Less than one year	682,350
One to five years	1,929,355
2,611,705

13. Long-term debt

	As at February 28, 2023	As at August 31, 2022
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	40,000	39,342
Term loans, bearing interest at rates varying 9.44% and 12.90% per annum payable in monthly installments of $23,337 ending January 2025.	410,946	188,007
	450,946	227,349
Current portion of long-term debt	333,965	72,090
	116,981	155,259

14. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Montana Strategies Inc.

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

The following table summarizes the Company’s related party transactions for the period:

	Three months ended February 28, 2023	Three months ended February 28, 2022	Six months ended February 28, 2023	Six months ended February 28, 2022
	$	$	$	$
Research and Development
Mac Engineering, SASU	77,731	128,392	127,695	320,359

Office salaries and benefits
Montana Strategies Inc.	4,213	34,128	23,733	34,128

The Company leases its Boisbriand premises from California Electric Boat Company Inc. As at February 28, 2023, the right-of-use assets and lease liabilities related to those leases amount to $1,045,293 and $1,143,336 respectively [August 31, 2022 – $889,866 and $971,399 respectively] [notes 6 and 12].

Remuneration of directors and key management of the Company

	Three months ended February 28, 2023	Three months ended February 28, 2022	Six months ended February 28, 2023	Six months ended February 28, 2022
	$	$	$	$
Wages	527,509	634,573	1,149,372	1,240,548
Share-based payments – stock options	3,435	854,561	67,726	2,097,880
	530,944	1,489,134	1,217,098	3,338,428

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

The amounts due to and from related parties are as follows:

	As at February 28, 2023	As at August 31, 2022
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	19,773	16,736

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	14,877	16,000
Patrick Bobby	10,770	12,308
Kulwant Sandher	7,052	8,062
Xavier Montagne	7,256	8,292
	39,954	44,662

Advances from related parties are non-interest bearing and have no specified terms of repayment.

15. Capital stock

Authorized

Voting Common Shares, voting and participating

Issued

	As at February 28, 2023	As at August 31, 2022
	$	$
9,484,902 voting common shares [August 31, 2022 – 8,417,923]	44,955,554	43,441,591

Subscription and issuance of Voting Common Shares

During the three and six months ended February 28, 2023, the Company issued a total of 16,305 and 32,610 Voting Common Shares, respectively, to third parties in exchange for marketing services provided to the Company.

During the three and six months ended February 28, 2023, the Company issued 5,057 Voting Common Shares upon the exercises of two former employees’ stock options.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

During the three and six months ended February 28, 2023, the Company issued 1,029,312 Voting Common Shares and warrants to purchase Voting Common Shares [note 16] as part of the financing rounds for a total cash consideration price of $5,117,632, net of transaction costs of $672,817. The warrants issued are to purchase 1,029,312 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21.

The Company assessed the classification of the compound financial instrument issued, whether the warrants issued meet the criteria of an equity instrument (i.e. the warrants would be settled by the issuance of fixed number of common shares of the Company at a fixed exercise price) or a financial liability. Since the exercise price of these warrants is denominated in U.S. dollar, while the functional currency of the Company is Canadian dollar, the value of the proceeds on exercise of the warrants is not fixed and will vary based on the foreign exchange rate movements. As such, the Company classified the warrants, other than warrants issued as compensation for goods and services, as derivative liabilities, measured at fair value at initial recognition and at each reporting period. Refer to note 16 for details on the assumptions used to determine the fair value. Any changes in fair value are recorded as gain or loss in the consolidated statement of comprehensive loss. At issuance and as at February 28, 2023, the derivative liabilities amounted to $3,837,679 and $3,776,237, respectively [August 31, 2022 – Nil], with the allocated transaction costs of $437,897 recorded in net finance expense [note 19].

16. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted a total of 1,857,527 stock options at exercise prices varying between $2.78 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three and six months ended February 28, 2023 amounts to $110,288 and $423,167 respectively [February 28, 2022 – $584,369 and $2,178,666 respectively]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

Grant date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	8.98	9.06	105	0.8	5
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5
November 30, 2022	6.09	6.09	107	3.1	5
December 1, 2022	5.83	5.83	107	3.0	5

The following tables summarize information regarding the option grants outstanding as at February 28, 2023:

	Number of options	Weighted average exercise price
	#	$
Balance at August 31, 2021	1,659,121	9.95
Granted	152,500	6.70
Forfeited	(102,500)	13.59
Exercised	(2,703)	3.70
Balance at August 31, 2022	1,706,418	9.45
Granted	40,500	4.75
Forfeited	(2,253)	3.70
Exercised	(5,057)	3.70
Balance at February 28, 2023	1,739,608	9.39

Exercise price	Number of options outstanding	Weighted average grant date fair value	Weighted average remaining contractual life	Exercisable options
$	#	$	[years]	#

3.70	338,636	2.42	2.25	323,856
2.78	162,162	2.59	2.25	162,162
3.70	10,810	2.69	2.50	8,559
16.29	440,000	9.33	7.75	440,000
15.75	120,000	11.28	3.00	60,000
8.98	500,000	6.91	3.25	500,000
8.85	25,000	6.55	8.75	25,000
5.65	102,500	4.28	4.00	102,500
6.09	10,000	4.79	4.75	-
5.83	30,500	4.58	4.75	7,625

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

On August 5, 2022, the Company granted the underwriter the option to purchase 50,000 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of U.S. $8.00 ($10.30).

On January 19, 2023, as part of a share subscription [note 15], the Company issued warrants with the option to purchase 554,253 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.63).

On February 17, 2023, as part of a share subscription [note 15], the Company issued warrants with the option to purchase 475,059 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.67).

The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Grant date	Exercise price	Market price	Expected volatility	Risk-free interest rate	Expected life
	$	$	%	%	[years]
August 5, 2022	10.30	7.20	100	2.9	3
January 19, 2023	5.63	5.63	100	3.4	3
February 17, 2023	5.67	6.05	100	4.0	3

Grant date	Exercise price	Number of warrants outstanding	Weighted average remaining contractual life
	$	#	[years]
November 23, 2020	16.53	151,800	2.50
August 5, 2022	10.30	50,000	3.17
January 19, 2023	5.63	554,253	2.88
February 17, 2023	5.67	475,059	2.96

17. Revenues

	Three months ended February 28, 2023	Three months ended February 28, 2022	Six months ended February 28, 2023	Six months ended February 28, 2022
	$	$	$	$
Sale of electric boats	193,956	-	351,241	259,804
Sale of parts and boat maintenance	84,020	10,883	174,856	24,090
Boat rental and boat club membership revenue	553,219	742,637	1,704,858	1,676,477
	831,195	753,520	2,230,955	1,960,371

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

During November 2022, the Company entered into a contract with a customer for the sale of powertrain systems, which was determined to be onerous since the unavoidable costs (i.e., the costs that the Company cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. As a result, the Company recorded the present obligation under the onerous contract as a provision of $220,000 presented in trade and other payables as at November 30, 2022 and February 28, 2023.

The geographical distribution of revenues from external customers is as follows:

			Three months ended February 28, 2023
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	-	-	-
USA	277,976	553,219	831,195
	277,976	553,219	831,195

			Three months ended February 28, 2022
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	10,883	-	10,883
USA	-	742,637	742,637
	10,883	742,637	753,520

			Six months ended February 28, 2023
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	-	-	-
USA	526,097	1,704,858	2,230,955
	526,097	1,704,858	2,230,955

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

			Six months ended February 28, 2022
	Sale of electric boats	Rental of electric boats	Total
	$	$	$
Canada	140,476	-	140,476
USA	143,418	1,676,477	1,819,895
	283,894	1,676,477	1,960,371

18. Grants and investment tax credits

During the three and six months ended February 28, 2023, the Company recognized grants and investment tax credits amounting to Nil and Nil respectively [February 28, 2022 – $280,473 and $803,349], of which Nil and Nil respectively are presented against research and development expenses [February 28, 2022 – $265,844 and $777,529 respectively], Nil and Nil respectively against cost of sales [February 28, 2022 – Nil and $8,535 respectively] and Nil and Nil respectively as a reduction of property and equipment and intangible assets [February 28, 2022 – $14,629 and $16,881]. Office salaries and benefits are presented net of Nil and Nil respectively [February 28, 2022 – Nil and $673 respectively] of grants.

19. Net finance expense (income)

	Three months ended February 28, 2023	Three months ended February 28, 2022	Six months ended February 28, 2023	Six months ended February 28, 2022
	$	$	$	$
		Restated		Restated
		[note 2]		[note 2]
Interest and bank charges	70,795	48,767	127,135	81,698
Interest income	-	(83,041)	(311,667)	(172,891)
Foreign currency exchange (gain) loss	(32,854)	54,129	(118,723)	(116,496)
Transaction costs [note 15]	437,897	-	437,897	-
Gain on derivative liabilities [note 15]	(61,442)	-	(61,442)	-
Loss on Debentures [note 5]	-	251,500	109,667	321,500
	414,396	271,355	182,867	113,811

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

20. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

●	Level 1: Quoted prices in active markets for identical items [unadjusted];
●	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
●	Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to/from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 2, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which is based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which is based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the three months ended February 28, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset [note 5].

The fair value of the derivative liabilities related to the warrants issued is classified as Level 2 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at February 28, 2023, if the volatility used was increased by 10% the impact would be an increase of $130,000 to the derivative liabilities with corresponding increase in total comprehensive loss.

21. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

The following summary describes the operations of each of the Company’s reportable business segments:

●	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
●	Rental of electric boat – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Three months ended February 28, 2023
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	277,975	553,218	-	831,195
Revenue from other segments	258,000	150,109	(408,109)	-
Segment revenues	535,975	703,328	(408,109)	831,195
Segment gross profit (loss)	(134,780)	328,574	(144,470)	49,324

Segment loss before tax	(6,000,791)	(291,237)	(49,932)	(6,341,960)
Research and development	736,899	-	(103,342)	633,557
Office salaries and benefits	719,958	265,495	-	985,453

	Three months ended February 28, 2022 [restated [note 2]]
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	10,883	742,637	-	753,520
Revenue from other segments	282,967	20,068	(303,035)	-
Segment revenues	293,850	762,705	(303,035)	753,520
Segment gross profit (loss)	(28,296)	342,583	(65,629)	248,658

Segment loss before tax	(4,472,804)	(240,745)	(53,337)	(3,766,886)
Research and development	98,645	-	-	98,645
Office salaries and benefits	618,868	297,432	-	916,300

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

	Six months ended February 28, 2023
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	526,097	1,704,858	-	2,230,955
Revenue from other segments	479,915	277,220	(757,135)	-
Segment revenues	1,006,012	1,982,078	(757,135)	2,230,955
Segment gross profit (loss)	(578,459)	980,100	(248,041)	153,600

Segment loss before tax	(12,893,843)	(126,053)	(98,506)	(13,118,402)
Research and development	4,506,002	-	(185,248)	4,320,754
Office salaries and benefits	1,350,575	474,610	-	1,825,185

	Six months ended February 28, 2022 [restated [note 2]]
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Revenue from external customers	283,894	1,676,477	-	1,960,371
Revenue from other segments	328,626	47,769	(376,395)	-
Segment revenues	612,520	1,724,246	(376,395)	1,960,371
Segment gross profit	(34,845)	891,201	(85,157)	771,199

Segment loss before tax	(7,010,710)	(90,326)	(57,955)	(7,158,991)
Research and development	17,509	-	-	17,509
Office salaries and benefits	1,119,672	484,149	-	1,603,821

	As at February 28, 2023
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	20,200,462	13,736,530	(10,214,765)	23,722,227
Cash	3,902,105	213,547		4,115,652
Additions to property and equipment	144,902	569,368	(101,528)	612,742
Additions to intangible assets
Segment liabilities	4,842,759	2,761,777	(932,281)	6,672,255

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

	As at August 31, 2022
	Sale of electric boats	Rental of electric boats	Inter-segment eliminations	Total
	$	$	$	$
Segment assets	24,499,107	14,039,428	(9,438,326)	29,100,209
Cash	4,146,260	1,678,456	-	5,824,716
Additions to property and equipment	412,158	859,176	(162,446)	1,108,888
Additions to intangible assets	32,202	-	-	32,202
Segment liabilities	2,023,368	3,311,128	(262,883)	5,071,613

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

22. Additional cash flows information

Financing and investing activities not involving cash:

	Six months ended February 28, 2023	Six months ended February 28, 2022
	$	$
Additions to right-of-use assets	307.525	186,259
Lease termination	112,707	144,460

23. Commitments

In addition to the obligations under leases [note 12], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the purchase obligations over the next years, is as follows:

$
2023	2,524,732
2024	4,173,195

In October 2021 and October 2022, EB Rental Ltd. has entered into lease arrangements for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at February 28, 2023. These leases offer EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

February 28, 2023

In February 2023, EB Rental Ventura Corp. has entered into lease arrangements for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at February 28, 2023. These leases offer EB Rental Ventura Corp. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to these leases are as follows as at February 28, 2023:

$
2023	132,313
2024	222,701
2025	202,566
2026 and thereafter	405,656

24. Subsequent events

During the months of March and April 2023, the Company issued a total of 10,870 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations.

On March 2, 2023, 100,000 stock options were cancelled upon the resignation of a former Board member.

On March 22, 2023, the Company issued 49,485 Voting Common Shares to a former director of the Company, as part of the financing rounds, for a total consideration of $285,602.

On March 25, 2023, 925,000 options previously granted to directors and officers of the Company were cancelled and the Company agreed to issue 405,000 stock options with an exercise price of U.S. $4.21 ($5.78), which will fully vest and expire on March 15, 2025.